EXHIBIT 13
      October 8, 1996






Fidelity Aberdeen Street Trust
82 Devonshire Street
Boston, MA 02109
Ladies and Gentlemen:
Fidelity Management & Research Company ("FMR") agrees to purchase 10,000 shares of beneficial interest, without par value (the "Shares"), of the trust at a price of $10.00 per share. FMR shall tender to the trust the amount of $100,000 in full payment for the Shares.
FMR represents and warrants to the trust that the Shares are being acquired for investment and not with a view to distribution thereof, and that FMR has no present intention to redeem or dispose of any of the Shares.



      Very truly yours,

      Fidelity Management & Research
      Company



      By: /s/Arthur S. Loring

      Name: Arthur S. Loring

      Title: Senior Vice President and
      General Counsel